As filed with the Securities and Exchange Commission on March 14, 2016.

Registration Nos. 333-161752

811-22328

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form N-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 1	☒

and/or

REGISTRATION STATEMENT

UNDER

THE INVESTMENT COMPANY ACT OF 1940	☒
Amendment No. 5	☒

(Check Appropriate Box or Boxes)

COLUMBIA SELIGMAN PREMIUM TECHNOLOGY GROWTH FUND, INC.

(Formerly known as Seligman Premium Technology Growth Fund, Inc.)

(Exact Name of Registrant as Specified in Charter)

225 Franklin Street, Boston, Massachusetts 02110

(Address of Principal Executive Officers) (Zip Code)

Registrant’s Telephone Number, Including Area Code: (800) 345-6611

Christopher O. Petersen

c/o Columbia Management Investment Advisers, LLC

225 Franklin Street

Boston, Massachusetts 02110

(Name and Address of Agent for Service)

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d).

EXPLANATORY NOTE

The Registrant is filing this Post-Effective Amendment No. 1 for the sole purpose of: replacing, under Item 25.2 exhibits (b), (j) and (k)(1); and adding, under Item 25.2, a new exhibit (a)(1) and under Item 25.2 “Other Exhibits” a new exhibit (a).

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, Columbia Seligman Premium Technology Growth Fund, Inc. has duly caused this Amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, and The State of Minnesota on the 14th day of March, 2016.

COLUMBIA SELIGMAN PREMIUM TECHNOLOGY GROWTH FUND, INC.

By:	/s/ Christopher O. Petersen
Christopher O. Petersen
President

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities indicated on the 14th day of March, 2016.

Signature	Capacity	Signature	Capacity

/s/ Christopher O. Petersen Christopher O. Petersen	President (Principal Executive Officer)	/s/ William P. Carmichael* William P. Carmichael	Director

/s/ Michael G. Clarke Michael G. Clarke	Chief Financial Officer (Principal Financial Officer)	/s/ Patricia M. Flynn* Patricia M. Flynn	Director

	Chief Accounting Officer (Principal Accounting Officer)	/s/ Catherine James Paglia* Catherine James Paglia	Director

/s/ William P. Hawkins* William P. Hawkins	Chair of the Board	/s/ Leroy C. Richie* Leroy C. Richie	Director

/s/ Kathleen A. Blatz* Kathleen A. Blatz	Director	/s/ Alison Taunton-Rigby* Alison Taunton-Rigby	Director

/s/ Pamela G. Carlton* Pamela G. Carlton	Director	/s/ William F. Truscott* William F. Truscott	Director

*By:	/s/ Joseph L. D’Alessandro
Name:	Joseph L. D’Alessandro**
Attorney-in-fact

**	Executed by Joseph L. D’ Alessandro on behalf of each of the Directors pursuant to a Power of Attorney, dated April 15, 2015, filed herewith as Exhibit (a) to Post-Effective No. 1. to Registration Statement No. 333-161752 of the Registrant on Form N-2.

Exhibit Index

Item 25.2 Exhibits

(a)(1)	Articles of Amendment.

(b)	Amended and Restated By-laws of the Registrant.

(j)	Investment Management Services Agreement.

(k)(1)	Transfer Agency and Registrant Services Agreement between Seligman Premium Technology Growth Fund, Inc. (now known as Columbia Seligman Premium Technology Growth Fund, Inc.) and American Stock Transfer & Trust Company, LLC.

Other Exhibits:

(a)	Directors Power of Attorney to sign Amendments to this Registration Statement, dated April 15, 2015.